                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


 (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

     For the fiscal year ended             December 31, 2001
                                ------------------------------------------


                                       OR

 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934 (NO FEE REQUIRED)

     For the transition period from _____________ to _______________



                         Commission File Number 1-13393
                                                -------

 A. Full title of the plan and address of the plan, if different from that of the issuer named below:


CHOICE HOTELS INTERNATIONAL, INC. RETIREMENT SAVINGS & INVESTMENT PLAN
----------------------------------------------------------------------


 B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:


                        Choice Hotels International, Inc.
               10750 Columbia Pike, Silver Spring, Maryland 20901

                        CHOICE HOTELS INTERNATIONAL, INC.

                     RETIREMENT, SAVINGS AND INVESTMENT PLAN

                                    --------

                 REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL

                      STATEMENTS AND SUPPLEMENTAL SCHEDULE

             as of December 31, 2001 and 2000 and for the year ended

                                December 31, 2001

                                    --------

                        CHOICE HOTELS INTERNATIONAL, INC.

                     RETIREMENT, SAVINGS AND INVESTMENT PLAN

                                    --------

                                TABLE OF CONTENTS

                                                                                                       Page
                                                                                                       ----
   Report of Independent Accountants as of and for the year ended                                         1
        December 31, 2001

   Report of Predecessor Independent Accountants as of and for the year ended                             2
        December 31, 2000

   Statements of Net Assets Available for Benefits
        as of December 31, 2001 and 2000                                                                  3

   Statement of Changes in Net Assets Available for Benefits
        for the year ended December 31, 2001                                                              4

   Notes to Financial Statements                                                                       5 - 10

Supplemental Schedule *

   Schedule of Assets (Held at End of Year)                                                              11

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

                        Report of Independent Accountants

To the Participants and Administrator of Choice Hotels
  International, Inc. Retirement, Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                              /s/ PricewaterhouseCoopers LLP
                                              -------------------------------


Washington, DC
June 25, 2002

Report of independent public accountants

To Trustee of the Choice Hotels International, Inc.
Retirement, Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the Plan - see Note 1) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial Statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Vienna, Virginia
June 15, 2001

                                              /s/ Arthur Andersen LLP
                                              -----------------------


                           Report of predecessor independent accountants as of and for the year ended December 31, 2000, which has not been reissued.

                        CHOICE HOTELS INTERNATIONAL, INC.

                     RETIREMENT, SAVINGS AND INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        As of December 31, 2001 and 2000

                                    --------

                                                                2001            2000
                                                           --------------  --------------
Assets:
  Investment, at fair value:
    Mutual funds                                           $   17,460,086  $   20,946,516
    Common collective trusts                                    3,831,254       3,147,776
    Common stock                                                4,122,051       2,515,529
    Self-directed                                               1,182,122         926,772
    Participant loans                                             485,714         579,732
                                                           --------------  --------------
                                                               27,081,227      28,116,325

  Receivables:
    Employer                                                    1,196,416       1,231,031
    Participant                                                    81,828          87,631
    Accrued interest                                               15,466          10,771
                                                           --------------  --------------
Net assets available for benefits                          $   28,374,937  $   29,445,758
                                                           ==============  ==============

        The accompanying notes are an integral part of these statements.

                        CHOICE HOTELS INTERNATIONAL, INC.

                     RETIREMENT, SAVINGS AND INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the year ended December 31, 2001

                                    --------

                                                                                 2001
                                                                            -------------
Additions:
  Additions to the net assets attributed to:
    Investment income (loss):
      Net depreciation in fair value of investments (Note 3)                $  (2,281,802)
      Participant loan interest                                                    37,367
      Dividends and interest                                                      816,010
                                                                            -------------
                                                                               (1,428,425)

    Contributions:
      Participant                                                               2,437,808
      Employer                                                                  1,199,136
      Rollover                                                                     46,062
                                                                            -------------
Total additions                                                                 2,254,581
                                                                            -------------

Deductions:
  Deductions from net assets attributed to:

      Participant directed expenses                                                (2,060)
      Benefits paid to participants                                            (3,323,342)
                                                                            -------------
Total deductions                                                               (3,325,402)
                                                                            -------------

Net decrease                                                                   (1,070,821)

Net assets available for benefits:
  Beginning of year                                                            29,445,758
                                                                            -------------
  End of year                                                               $  28,374,937
                                                                            =============

        The accompanying notes are an integral part of these statements.

                        CHOICE HOTELS INTERNATIONAL, INC.

                     RETIREMENT, SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                    --------


1.   Description of the Plan

     Choice Hotels International, Inc. ("Choice or the Company") is the second largest franchiser of hotels in the world. Choice franchises approximately 4,500 hotels operated under the following brand names: Quality Inn, Comfort Inn, Clarion, Sleep Inn, Rodeway Inn, EconoLodge, and Mainstay Suites. The Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the "Plan") is a defined contribution, salary deferral plan available to the employees of Choice. Merrill Lynch Trust Company ("Merrill Lynch") is the Plan trustee.

     The following description of the Plan provides only general information, and participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan established effective October 15, 1997, and was restated and amended in its entirety effective January 1, 2001. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Eligibility and contributions

     All employees of Choice are eligible to participate in the Plan if they are:

          .    At least 21 years of age

          .    Have completed one year of service

          .    Have worked at least 1,000 hours in the previous year

     Participants may elect to contribute up to 15 percent of their annual compensation to the Plan, subject to IRS limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds, one common/collective trust, Choice Hotels International, Inc. common stock ("Choice common stock") and a self-directed brokerage option as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

                        CHOICE HOTELS INTERNATIONAL, INC.

                     RETIREMENT, SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                    --------


     Choice matches the employees' contributions, up to a total match of 6 percent of the employee's salary. Company matching contributions are made in the form of Choice common stock on an annual basis, as described in the Plan document (Note 4). Participants may immediately elect to redirect the Company matching contribution to any of the various investment options offered by the Plan.

     For employees hired on or before December 31, 1999, the following Company matching contributions apply:

                   Length of service              Percentage match
                   -----------------              ----------------
                   1 - 5 years                           50%
                   6 - 9 years                           75%
                   10 years or more                     100%

     Employees hired on or after January 1, 2000 receive a 50 percent Company match, with no length of service adjustment.

     Each participants' account is credited with the participant's contribution and allocations of the Company's matching contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Forfeitures

     Choice has the right to apply amounts forfeited by employees to reduce future Company matching contributions. At December 31, 2001 and 2000, the fair value of forfeitures held by the Plan was $76,736 and $51,148, respectively, which will be used to reduce the employer contribution in the future. No amounts were used to reduce the employer contribution during 2001.

     Payment of benefits and vesting

     Participants are immediately vested in all participant contributions and earnings on such contributions. Participants vest in the Choice contributions and earnings 20 percent per year beginning at the end of their first year, resulting in full vesting at the end of their fifth year.

     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a twenty-year period. For termination of service

                       CHOICE HOTELS INTERNATIONAL, INC.

                     RETIREMENT, SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                    --------


     due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution only.

     Participants who leave Choice with a balance of less than $5,000 are required to roll the money over into another 401(k) or IRA account, or receive a direct payment after withholding of applicable federal and state tax provisions. If the participant's balance is greater than $5,000, the participant may retain their investment in the Plan for as long as IRS regulations allow.

     Loans

     Participant loans are made available to all participants who have a vested account balance. The minimum loan amount is $750 and the maximum loan amount is the lesser of $50,000 or 50 percent of a participant's vested account balance. Interest rates are equal to 1 percent above the Prime Rate on the date the loan is issued and there is a $50 loan-processing fee per loan. Participants may not have more than one loan outstanding at any time. Participants may elect a maximum term of 5 and 15 years for general-purpose and residential loans, respectively.

2.   Summary of Significant Accounting Policies:

     Use of estimates

     The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

     Investment valuation and income recognition

     The Plan's investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. All income is allocated daily.

     Participant loans are valued at cost, which approximates fair value.

                       CHOICE HOTELS INTERNATIONAL, INC.

                     RETIREMENT, SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                    --------


     Risks and Uncertainties

     The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as a direct common stock investment. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

     Trustee fees

     Investment management fees are netted against investment earnings in each fund. Participant accounts are also charged loan-processing fees. Trustee fees and all administrative expenses of the Plan are currently paid by Choice. Choice currently has no intention to seek reimbursement from the Plan for prior or future expenses paid by Choice.

     Payment of benefits

     Benefit claims are recorded when paid.

     Reclassifications

     Certain reclassifications have been made to the prior year amounts in order to conform to the current year presentation.

3.   Investments

     The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                            December 31,
                                                                    -----------------------------
                                                                        2001            2000
                                                                    ------------   ------------
     Alliance Premier Growth Fund                                   $  6,146,045   $  9,529,994
     Merrill Lynch Balanced Capital Fund                               3,315,471      3,859,758
     Mercury HW International Value Fund                               2,247,383      2,760,155
     Merrill Lynch S&P 500 Index Fund                                  1,743,850      1,970,857
     Merrill Lynch Retirement Preservation Trust                       3,831,254      3,147,776
     Choice Hotels International, Inc. Common Stock*                   4,122,051      2,514,644

                        CHOICE HOTELS INTERNATIONAL, INC.

                     RETIREMENT, SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                    --------

      * Nonparticipant-directed investment

      During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(2,281,802) as follows:

      Mutual funds                                                 $ (3,931,020)
      Common stock                                                    1,649,218
                                                                   ------------
                                                                   $ (2,281,802)
                                                                   ============


4.    Nonparticipant-Directed Investments

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                              December 31,
                                                     --------------------------
                                                        2001            2000
                                                     ------------  ------------


      Net assets:
         Choice Hotels International, Inc.
           common stock                              $  4,122,051  $  2,514,644
                                                     ============  ============



                                                                    Year ended
                                                                   December 31,
                                                                       2001
                                                                   ------------

      Changes in net assets:
         Contributions                                             $  1,288,743
         Interest                                                         1,220
         Net appreciation                                             1,722,084
         Benefits paid to participants                                 (286,320)
         Transfers to participant-directed
            investments                                              (1,118,320)
                                                                   ------------
                                                                   $  1,607,407
                                                                   ============

                        CHOICE HOTELS INTERNATIONAL, INC.

                     RETIREMENT, SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                    --------

5.    Federal income tax status

      The Plan has not yet received a determination letter from the Internal Revenue Service ("IRS"). However, management believes that the Plan, as designed and operated, is in compliance with the applicable requirements of Section 401(a) of the Internal Revenue Code. In February 2002, the Plan filed an application for a determination letter with the Internal Revenue Service. A response has not yet been received from the IRS.

6.    Plan termination

      Although it has not expressed any intent to do so, Choice has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Choice matching contributions.

7.    Related-party transactions

      The investment in Choice common stock constitutes a party-in-interest transaction, as Choice is the Plan sponsor. Total purchases and sales of Choice common stock during 2001 were $1,327,188 (88,515 shares) and $1,441,865 (86,143 shares), respectively. As of December 31, 2001 and 2000, the Plan held 186,097 and 183,725 shares of Choice common stock with a fair value of $4,122,051 and $2,514,644, respectively.

      In addition, certain Plan investments are shares of mutual funds and a common collective trust managed by Merrill Lynch. As Merrill Lynch is the trustee, these transactions also qualify as party-in-interest.

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                    --------

                 Identity of Issue                      Description of investment             Cost              Current value
  --------------------------------------------------  -----------------------------    ------------------   -----------------
  Alliance Premier Growth Fund                        Mutual Fund                      $        8,717,923   $       6,146,045
  Merrill Lynch Balanced Capital Fund*                Mutual Fund                               4,050,692           3,315,471
  Mercury HW International Value Fund*                Mutual Fund                               2,769,963           2,247,383
  Merrill Lynch S&P 500 Index Fund*                   Mutual Fund                               2,000,194           1,743,850
  Pimco Innovation Fund                               Mutual Fund                               1,231,619             486,136
  Pimco Small Cap Value Fund                          Mutual Fund                                 783,715             940,041
  Pimco Total Return Fund                             Mutual Fund                               1,143,411           1,148,997
  Fidelity Advisor Small Cap Fund                     Mutual Fund                                 303,048             267,828
  Alliance Growth & Income                            Mutual Fund                                 713,180             680,298
  Van Kampen Equity Income Fund                       Mutual Fund                                 455,422             446,745
  Ing Pilgrim Int'l SmallCap Growth Fund              Mutual Fund                                  40,516              37,292
  Merrill Lynch Retirement Preservation Trust*        Common/Collective Trust                   3,825,286           3,831,254
  Choice Hotels International, Inc. Common Stock*     Common Stock                              2,715,227           4,122,051
  Participant Loans (maturing at various dates
   ranging from January 2002 to October 2020 with
   interest rates ranging from 6.0% to 10.5%)*                                                          -             485,714
  Self-directed option                                                                          1,182,122           1,182,122
                                                                                                            -----------------
  Total assets held for investment purposes                                                                 $      27,081,227
                                                                                                            =================

* Denotes a party-in-interest.

EXHIBITS.

           23 - Consent of Independent Public Accountants.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Dated: June 27, 2002    CHOICE HOTELS INTERNATIONAL, INC.
                             RETIREMENT SAVINGS & INVESTMENT PLAN

                              By:     /s/ Thomas Mirgon
                                  ---------------------
                                    Senior Vice President, Administration
                                    Choice Hotels International, Inc.